UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

J.P. MORGAN ACCESS MULTI-STRATEGY FUND, L.L.C.

(Name of Subject Company (Issuer))

J.P. MORGAN ACCESS MULTI-STRATEGY FUND, L.L.C.

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gregory S. Samuels, Esq.

c/o J.P. Morgan Investment Management, Inc.

4 New York Plaza, Floor 19

New York, NY 10004

(800) 480-4111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

September 26, 2019

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$105,659,937.05 (a)	Amount of Filing Fee:	$12,805.98 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,805.98

Form or Registration No.: Schedule TO-I, Registration No. 005-80235

Filing Party: J.P. Morgan Access Multi-Strategy Fund, L.L.C.

Date Filed: September 26, 2019

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐       third-party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 26, 2019 by J. P. Morgan Access Multi-Strategy Fund, L.L.C. (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 35 percent of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 26, 2019.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on October 25, 2019.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2019.

3.

Interests in the amount of $13,799,768.87 were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

4.

Payment of $13,109,780.46 was made via a non-interest bearing, non-transferable promissory note (the “Promissory Note.”). The Fund paid to such tendering Members the initial amount payable under the Note on February 14, 2020. The balance, if any, to be paid to the tendering Members with respect to the Interests purchased by the Fund, will be paid promptly after the completion of the Fund’s audit for the fiscal year ended March 31, 2020. It is expected that the annual audit will be completed no later than May 31, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

J.P. MORGAN ACCESS MULTI-STRATEGY FUND, L.L.C.

By:	/s/ Timothy J. Clemens
Name:	Timothy J. Clemens
Title:	Treasurer

February 25, 2020

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